MUNIYIELD QUALITY FUND II, INC.

FILE # 811-6728

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
1/21/2005	Alaska Hsg Finance Corp 5.25% 12/1/34	143,235,000	2,100,000	George K. Baum & Co. Bear Stearns Citigroup Lehman Brothers Merrill Lynch
4/21/2005	Alaska Hsg Finance Corp 5.25% 12/1/30	164,495,000	1,650,000	George K. Baum & Co. Bear Stearns Citigroup Lehman Brothers Merrill Lynch